Exhibit (a)(1)(B)

FORM OF CEO EMAIL COMMUNICATION TO EMPLOYEES OF SUPPORT.COM

TO: SUPPORT.COM EMPLOYEES

FROM: Josh Pickus, President & CEO

SUBJECT: IMPORTANT NEWS: Launch of Offer To Exchange Certain Outstanding Stock Options for New Stock Options

DATE:

Now that we are support.com, I want our team to have strong incentives to make our company succeed, increase its value and deliver a return to stockholders. One piece of doing this is to reprice outstanding options under the 2000 stock option plan so you benefit from success we create from this day forward. I appreciate your commitment and look forward to working with you to build a company that lasts.

Josh